REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Form 6-K
For the three months period ended March 31, 2008.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Rodolfo Gaona No. 86, 4th floor
Col. Lomas de Sotelo
Mexico, D.F., 11200, México
Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Basis of Presentation of Quarterly Periods Information
The principal purpose in the preparation of the consolidated financial information of Satélites Mexicanos, S.A de C.V. and its subsidiaries (Satmex) reported in the 6K document for the three months ended March 31, 2008 and 2007, it is to comply with the different covenants established in the First and Second Senior Priority Security Indentures. This same information shall be furnished to the First and Second Priority Holders.
According with the section 4.10 named Financial Statements within the Indentures, Satmex shall furnish after the end of each first three quarterly periods of each fiscal year the unaudited consolidated balance sheet as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarters, setting forth in each case in comparative form the figures for the previous year only in the case of balance sheet.
According with the section 4.11 named Certificates and Other Information, within the Indentures, Satmex shall furnish quarterly (unaudited) financial information, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations by quarter compared to the last year corresponding quarter.
The information included in the form 6K has been prepared in accordance with USGAAP. For statutory purposes books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. For USGAAP purposes Satmex keeps its accounting records in its functional currency, the US dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet rate.
Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this form 6K and we undertake no obligation to update or revise any of them.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Balance Sheets
(Thousands of U. S. dollars)

	March 31,	December 31,
	2008	2007
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$43,500	$37,176
Accounts receivable — net	10,687	8,181
Due from related parties — net	346	579
Inventories	353	338
Prepaid insurance	2,224	4,054
Deferred income taxes	671	709

Total current assets	57,781	51,037

Satellites and equipment — net	282,469	290,428
Concessions — net	42,066	42,419
Intangibles —net	46,468	52,860
Guarantee deposits and other assets	782	936
Goodwill	32,502	32,502

Total	$462,068	$470,182

Liabilities and Shareholders’(Deficit) Equity
Current liabilities:
Accrued interest	$1,379	$1,351
Accounts payable and accrued expenses	21,476	20,851
Due to related parties	113	116
Deferred revenue	2,344	2,344
Income tax payable	37	59

Total current liabilities	25,349	24,721

Debt obligations	396,353	393,171
Deferred revenue	67,112	67,698
Labor obligations	457	453
Accrued expenses	273	280
Deferred income taxes	970	915

Total liabilities	490,514	487,238

Contingencies and commitments

Minority interest in consolidated subsidiaries	2,555	2,388
Shareholders’ (deficit) equity:
Common stock	46,764	46,764
Accumulated deficit	(66,208)	(66,208)
Net loss	(11,557)	—

Total Shareholders’ (deficit) equity	(31,001)	(19,444)

Total	$462,068	$470,182

See condensed notes to unaudited consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Statements of Operations
(Thousands of U. S. dollars)
(Unaudited)

	Three months period ended
	March 31,
	2008	2007
Revenues:
Satellite services — net	$21,911	$18,901
Alterna’TV	1,772	1,698
Broadband satellite services	3,124	2,016

	26,807	22,615

Cost and expenses:
Satellite services — net	5,135	5,504
Alterna’TV	881	594
Broadband satellite services	364	351
Selling and administrative expenses	4,432	5,413
Depreciation and amortization	14,878	12,695

	25,690	24,557

Operating income (loss)	1,117	(1,942)
Interest expense	(12,818)	(12,680)
Interest income	430	407
Net foreign exchange gain (loss)	66	(150)

Loss before income taxes and minority interest	(11,205)	(14,365)
Income taxes	185	(302)
Minority interest	(167)	(48)

Consolidated net loss applicable to common shareholders	$(11,557)	$(14,111)

See condensed notes to unaudited consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Statements of Cash Flows
(Thousands of U. S. dollars)
(Unaudited)

	Three months period ended
	March 31,
	2008	2007

Cash flows from operating activities:
Consolidated net loss	$(11,557)	$(14,111)
Adjustments to reconcile net loss to operating cash flows:
Minority interest	167	48
Depreciation and amortization	14,878	12,695
Labor obligations	(7)	—
Deferred income taxes	93	(302)
Deferred revenue	(586)	(587)
Interest capitalization	3,182	3,543
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – net	(2,506)	911
Due from/to related parties – net	230	(230)
Inventories	(15)	(114)
Prepaid insurance	1,830	1,830
Guarantee deposits and others assets	154	9
Increase (decrease) in:
Accounts payable and accrued expenses	598	1,316
Accrued interest	28	(2,711)

Net cash flows provided by operating activities	6,489	2,297
Investing activities
Acquisition of equipment-net	(165)	(536)

Net cash flows used in investing activities	(165)	(536)
Cash and cash equivalents:
Net increase	6,324	1,761
Cash and cash equivalents — beginning of period	37,176	24,528

Cash and cash equivalents — end of period	$43,500	$26,289

Supplemental disclosure:
Interest paid	$8,961	$11,213

Income tax paid	$1,363	$—

See condensed notes to unaudited consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
1.	Organization and Comparative Financial Statements
a.	The consolidated financial statements include the figures of Satélites Mexicanos, S. A. de C. V. and its subsidiaries. The activities of the entities in the consolidated group are as described below:
•
Enlaces Integra, S. de R. L. de C. V. (“Enlaces”), a 75% owned subsidiary, was acquired on November 30, 2006. Its main activity is the installation, operation, control and exploitation of public networks of telecommunications in Mexico.

•
SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“New Service Companies”), 99.97% owned subsidiaries, were incorporated on June 30, 2006 to provide administrative services exclusively to Satmex.

The financial statements of Enlaces are consolidated from November 30, 2006 and those of the New Service Companies from June 30, 2006.

b.
In conformity with accounting principles generally accepted in the United States of America (“US GAAP”), Satmex adopted fresh-start reporting as of November 30, 2006, in accordance with Statement of Position No. 90-7, Financial Reporting of Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”).

As a result of Satmex’s emergence from Chapter 11 of the U.S. Federal Bankruptcy Law on October 26, 2006, for financial reporting purposes a new economic entity was established as Satmex and subsidiaries; however, each of the legal entities preserves its rights and responds to its obligations individually in accordance with Mexican laws.

2.	Bankruptcy Filings and Reorganization
a.	Background

In February and March 1998, Satmex issued Fixed Rate Notes (the “FRNs”) and variable rate High Yield Bonds (the “HYBs”). The FRNs issued were $325 million with interest at LIBOR plus 4.5%, with quarterly payments through March 2004 and a final payment in June 2004. The HYBs issued were $320 million with interest payable at a fixed rate of 10.125% and with maturity on November 1, 2004.

Payment of the FRNs was demanded in June 2004, but they were not paid. Interest payments on the HYBs were not made beginning August 2003, and the bonds due in November 2004, were not paid.

b.	Shareholders’ Decisions

On March 31, 2006, Satmex and approximately 52.8% of the FRNs holders and 71.6% of the HYBs holders and other interested parties signed a restructuring agreement and agreed to present to the District Court Judge in Mexico City and the United States of America’s Bankruptcy Court an appeal and a protection request, respectively.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Concurso Mercantil and Reorganization Process according to Chapter 11 of the United States of America Bankruptcy Code (“Chapter 11”)
•	Concurso Mercantil

In an effort to restructure the outstanding indebtedness of Satmex, on June 29, 2005, Satmex voluntarily filed a petition for concurso mercantil. This proceeding was sent to the Second District Court (the “Court”), where it was admitted on June 30, 2005. A concurso mercantil is a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles, which was enacted in May 2000 (the “LCM”).

On September 7, 2005, the Court declared Satmex to be in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of Satmex’s debt obligations as of the date of the order, other than those obligations necessary for Satmex to continue its ordinary operations, and suspended attachment or foreclosure procedures against Satmex assets. Accordingly, as of that date the HYBs no longer accrued interest and were valued and recorded at the Mexican peso equivalent translated to Investment Units (“UDI”) using the equivalence issued by the Banco de México and the fluctuation of the valuation of the UDI was considered interest. The unpaid FRNs were maintained in their original currency and only accrued ordinary interest in accordance with the contract.

In order to protect the assets of Satmex located outside of the Mexican territory, on August 4, 2005, Satmex filed an appeal with the United States of America’s Bankruptcy Court for the Southern District Court of New York (the “Bankruptcy Court”), in accordance with Section 304 of the Bankruptcy Code in the United States. Satmex requested protection of any new lawsuit against its assets in the USA. As a result of the legal promotion, the Bankruptcy Court ordered the suspension of any seizure or execution against Satmex assets located in the USA, during the concurso mercantil process.

After the concurso mercantil declaration and as a result of the negotiations among Satmex, the main bondholders and the shareholders carried out the conciliation stage. On March 31, 2006, Satmex and the majority of its holders of the FRNs, approximately two-thirds of the holders of HYBs and its main shareholders; Servicios Corporativos Satelitales, S. A. de C. V. (“Services”), Loral Skynet Corp. (“Loral”) and Principia, S. A. de C. V. (“Principia”), executed a restructuring plan, whose principal terms included the following matters: i) capitalizing a significant part of the HYBs and the related accrued interest; ii) emission of new bonds for $140 million to replace the HYBs not capitalized; iii) emission of new bonds to replace the FRNs (principal and interest); iv) amending Satmex’s corporate by-laws; v) making changes in Satmex’s shareholder control; vi) making changes in Satmex’s shareholder voting and financial rights; and vii) making changes to Satmex’s management.

On May 4, 2006, the terms on the restructuring plan were adopted in the Convenio Concursal, which was submitted to the holders acknowledged by Satmex, which agreement was proposed to be signed as established by the LCM. On June 1, 2006, once it was signed by the required number of holders, the agreement was considered effective in accordance with the terms of the LCM. The Conciliador appointed by the Court submitted the Convenio Concursal for the approval of the Court.

On May 8, 2006, the Board of Directors confirmed and approved the Restructuring Plan and the Convenio Concursal. As soon as the concurso mercantil process ended, the Board of Directors accepted implementing both legal documents and submitted a voluntary reorganization form pursuant to chapter 11, title 11 of the United States of America Bankruptcy Code (“Chapter 11”) 11 U.S.C. §§ 101-1532.

On June 23, 2006, the SCT, as a regulator and the grantor of Satmex’s orbital concessions, stated a motion to the Court that allowed the Convenio Concursal to proceed on the terms agreed to by Satmex’s bondholders.

The Convenio Concursal was approved on July 17, 2006, in the concurso mercantil proceeding, which became final and not subject to appeal on August 1, 2006.

•	Chapter 11

In order to complete the necessary formalities to implement the restructuring and to comply with the Board of Directors resolutions approved on May 8, 2006, Satmex filed a voluntary petition for reorganization under Chapter 11 in the Bankruptcy Court, on August 11, 2006.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Jointly with the voluntary reorganization request, Satmex filed a petition with the Bankruptcy Court, the plan of reorganization and the supplement plan documents, duly approved by the shareholders. Subsequently, on September 8, 2006, Satmex submitted to the Bankruptcy Court the first modification to the aforementioned documents and on September 13, 2006, the Bankruptcy Court issued an approval of order that the same documents contained the necessary information to require the necessary votes from the bondholders in order to approve or reject the Restructuring Plan.

The Restructuring Plan was accepted by the majority of the bondholders and the holders of each class of shares issued, in accordance with the Bankruptcy Code. The Bankruptcy Court issued an order (the “Confirmation Order”) dated October 26, 2006, which became final.

After the Confirmation Order became final and not subject to appeal on November 21, 2006, Satmex, the bondholders and the shareholders initiated several actions to implement the agreements established in the Restructuring Plan, the Convenio Concursal and Restructuring Agreement. Such agreements were implemented on November 30, 2006 (the “Effective Date”), the date on which all the significant conditions established in the Restructuring Agreement and Convenio Concursal agreements were satisfied.

c.	Reorganization

The main agreements for financial restructuring at the Effective Date were as follows:
•	New Debt and Debt Capitalization

First Priority Senior Secured Notes

In exchange for cancellation of the old debt, at the Effective Date the FRNs holders received new bonds issued by Satmex, named First Priority Senior Secured Notes (“FPSSN”) due in November 2011, with a principal amount of $238.2 million (see Note 8a).

Second Priority Senior Secured Notes

In exchange for cancellation of the old debt of $413.8 million, at the Effective Date the HYBs holders received: i) new bonds issued by Satmex, named Second Priority Senior Secured Notes (“SPSSN”) due on November 30, 2013, with a principal amount of $140 million (see Note 8b) and ii) Satmex common stock, exchanged through the capitalization process, in the amount of $273.8 million.

Other Agreements at the Effective Date
•
Satmex entered into a new contract with Space Systems/Loral, Inc. (“SSL”) and granted to SSL a Mexican usufructo figure with respect to certain transponders of the satellites Satmex 5 and Satmex 6. Pursuant to Mexican law, the usufructo figure grants to SSL the right to use and benefits from certain transponders until the end of life of the referred satellites. SSL was not required to post a bond related to the usufructo figure (see Note 11g).

•	On November 30, 2006; in exchange for a loan receivable from Enlaces for $8.4 million, Satmex received 75% of the shares of its common stock.

•	Satmex made a donation to Enlaces, consisting of a teleport, antenna and communications equipment, servers, other minor equipments and spare parts, whose net book value was $675.

•
The personnel that provided administrative services to Satmex through Satmex Corporativo, S. de R. L. de C. V., Satmex Administración, S. de R. L. de C. V. and Satmex Servicios Técnicos, S. de R. L. de C. V. (the “Service Companies”), related parties of Satmex through the Effective Date, were transferred to the New Service Companies. Transferred personnel maintained their wages and benefits according to Mexican Federal Labor Law.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
3.	Basis of Presentation
a.
Fresh-Start Reporting — The accompanying consolidated financial statements for the Predecessor Registrant have been prepared in accordance with SOP 90-7 and on a going concern basis, which contemplates continuing operations, realization of assets and liquidation of liabilities in the ordinary course of business. Moreover, SOP 90-7 requires Satmex to distinguish prepetition liabilities subject to compromise from postpetition liabilities in Satmex’s consolidated balance sheets. The caption “prepetition liabilities subject to compromise” reflects the carrying value of prepetition claims that were restructured in Satmex’s Chapter 11 proceedings. In addition, the consolidated statements of operations portray the results of operations during the Chapter 11 proceedings. As a result, any revenue, expenses, realized gains and losses and provision for losses resulting directly from the reorganization and restructuring of the organization are reported separately as reorganization items.

As noted in the preceding notes, Satmex emerged from bankruptcy on November 26, 2006 and pursuant to SOP 90-7 adopted fresh-start reporting as of November 30, 2006. Upon emergence, Satmex’s reorganization enterprise value as determined by the Bankruptcy Court was approximately $425 million which, after reduction of the debt obligations, results in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to assets and liabilities. Assets and liabilities were stated at fair value in accordance with SFAS No. 141, Business Combinations. In addition, Satmex’s accumulated deficit was eliminated, and the new debt and equity were recorded in accordance with distributions pursuant to the Plan of Reorganization (“POR”).

b.
Use of Estimates — The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported.

Such estimates include the allowance for doubtful accounts, the revenue recognition on Alterna’TV, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

c.
Cash and Cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

d.
Concentrations of Credit Risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the private domestic sector and foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The main customers for Satellite services — broadcasting are Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C.V.; Satellite services - telecommunications are Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A.; Satellite services — data transmission and Internet is Hughes Network Systems, Inc.; Alterna’TV are Direct TV and Comcast LLC; and Enlaces Integra (Broadband satellite services) are Wal-Mart and Globalstar.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
The satellite service revenues, Alterna’TV and broadband satellite services at March 31, 2008 and December 31, 2007 were obtained from:

	2008	2007
	%	%
Domestic customers	37	42
Hughes Networks Systems	25	26
Loral	2	2
Foreign customers	36	30
e.
Satellites and Equipment — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets, quoted market prices for assets where a market exists for such assets. In our determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex expected to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipment as follows:

Average Years
Satellites in-orbit — estimated useful life is determined by engineering analysis
Solidaridad 2	14.5
Satmex 5	15
Satmex 6	15

Equipment
Satellite equipment	3
Furniture and mixtures	10
Leasehold improvements	11
Teleport, equipment and antennas	10

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Solidaridad 2, Satmex 5 and Satmex 6 commenced their operation in November 1994, January 1999 and July 2006, respectively.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs and in-orbit test insurance and construction period interest.

The Company insures its satellites to cover any possible loss, except for that mentioned in Note 11. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid expense and amortized over the related policy period.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
f.
Concessions — The concessions are recorded at their fair value and are being amortized over 40 years using the straight-line method. The concession related to operate a telecommunications public network is amortized over 23 years, which is the remaining useful life at the effective date, originally granted for 30 years.

g.
Valuation of Satellites and Long-Lived Assets — The carrying value of our satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Satmex periodically evaluate potential impairment loss relating to our satellites, amortizable intangible assets and other long-lived assets, when a change in circumstances occurs, by assessing whether the carrying amount of these assets can be recovered over their remaining lives through future undiscounted expected cash flows generated by those assets (excluding financing costs). If the expected undiscounted future cash flows were less than the carrying value of long-lived asset, an impairment charge would be recorded base on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite;

•	Changes in estimates of our ability to operate the satellite at expected levels;

•	Changes in the manner in which the satellite is to be used;

•	The loss of one or several significant customer contracts on the satellite.
h.
Goodwill — Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) in accordance with the provisions of SFAS No. 141, as of November 30, 2006. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill was allocated to our reporting unit level (operating segment or one level below an operating segment). SFAS No. 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. The Company completed its annual goodwill impairment test in the fourth quarter of 2007 and determined that goodwill was not impaired.

i.
Intangible Assets — The intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements maturity.

j.
Income Taxes and Statutory Employee Profit Sharing - Income taxes and statutory employee profit sharing are recorded in the results of the year in which they are incurred. The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized.

Beginning October 2007, the Company must determine whether it will incur regular income tax (“ISR”) or the new Business Flat Tax (“IETU”) in the future and, accordingly, recognize deferred taxes based on the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
k.
Revenue Recognition — Satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenue and related cost are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

On a monthly basis, Satmex estimates the number of subscribers to Alterna’TV for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on definitive report. Variations between the estimated and actual revenue amounts are not material.

The public and private net signal and value-added services (“Broadband satellite services”) are recognized when rendered. The sale of antennas and installation services are recognized in the period which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, the Company recognizes revenue at the date of customer’s formal acceptance of the equipment.

l.
Deferred Revenue — Satmex is required to provide the Mexican federal government, at no charge approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually for the Predecessor Registrant. As a result of the application of fresh-start reporting, deferred revenue was adjusted to fair value (see Note 5). Annual amortization for the Successor Registrant is $2.3 million.

4.	Cash and Cash Equivalents

	March 31, 2008	December 31, 2007
Cash	$5,103	$4,671
Cash equivalents	38,397	32,505

	$43,500	$37,176

5.	Satellites and Equipment

	March 31, 2008	December 31, 2007
Satellites in-orbit	$314,136	$314,136
Equipment for satellites	10,850	10,561
Furniture and fixtures	4,813	4,385
Leasehold improvements	191	18

	329,990	329,100
Accumulated depreciation and amortization	(48,062)	(39,960)

	281,928	289,140
Satellite under construction	354	391
Other construction in-progress	181	713
Advances to antenna suppliers	6	184

	$282,469	$290,428

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
For the period from January 1 to March 31, 2008, depreciation expense was $8.1 million.
6.	Concessions

	March 31, 2008	December 31, 2007
Orbital concession	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(1,882)	(1,529)

	$42,066	$42,419

For the period from January l to March 31, 2008, amortization expense was $0.4 million.

7.	Intangible Assets

The intangible assets recognized in connection with our adoption of fresh-start reporting are as follows:

	Weighted Average
	Remaining
	Amortization Period	March 31,	December 31,
	(Years)	2008	2007

Internally developed software and technology(2)	2	$270	$270
Landing rights(1)	1	60	60
Customer relationships(1)	5	2,128	2,128
Contracts backlog(1)	6	67,990	67,990

		70,448	70,448
Accumulated amortization		(23,980)	(17,588)

Total		$46,468	$52,860

The valuation methods used were the income approach (1) and cost (2) approach.
For the period from January 1 to March 31, 2008, amortization expense was $6.4 million.
Future annual amortization expense for intangible assets is estimated to be as follows:

2009 nine months	$19,026
2009	13,689
2010	5,882
2011	3,034
2012	2,006
Thereafter	2,831

$46,468

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
8.	Debt Obligations
The new bonds named FPSSN and SPSSN present the following amounts, rates and periods as of March 31, 2008:

	March 31, 2008	December 31, 2007

FPSSN at variable rate using LIBOR + 8.75% (approximately 13.58% and 14.07% for 2008 and 2007 respectively), due in 2011 (a)	$238,237	$238,237
SPSSN at annual fixed rate of 10.125%, due in 2013 (b)	158,116	154,934

	$396,353	$393,171

a.	In exchange for cancellation of the old debt, at the Effective Date the FRNs holders received new bonds issued by Satmex, named FPSSN, whose main characteristics are as follows:
•	Maturity is on November 30, 2011.

•	Quarterly interest at annual LIBOR rate plus 8.75%.

•
Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third years, respectively. From the fourth year on, all payments will be at the stated interest rate.

•	Holders may request the Company to make prepayments of principal whenever the Satmex’s cash balance exceeds $5 million, based on the formula established in the contract.

•	In the event of any change in the share control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest.

•
In the event of debt payment noncompliance and while this situation prevails, the penalty interest applicable to the unpaid principal balance will be 2% higher than the regular interest rate applicable at that time.

•
Principal and interest are guaranteed with the assets of Satmex in first place and precedence stage substantially over all the assets of Satmex per article 92 and subsequent articles of the Ley de Vías Generales de Comunicación (“Law on General Communications Media”), and by a combination of pledges over the shares held by Satmex in Enlaces and the New Services Companies.

b.	As an exchange and cancellation of the old debt, in the Effective Date, the HYBs holders received new bonds issued by Satmex, named SPSSN, whose main characteristics are as follows:
•	Maturity is on November 30, 2013.

•	Quarterly interest at the annual rate of 10.125%.

•
In the first year, the interest at the annual 10.125% rate will not be paid but added to the principal amount of the FPSSN; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will continue to be added to the principal amount of the FPSSN; and beginning in the sixth year, total interest will be paid in cash until the FPSSN have been paid in full.

•	Holders may request prepayments of principal, once the FPSSN have been fully paid, and there is available cash in excess of $5 million.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
•
In the event of a change in the share control of Satmex other than that of a buyer approved under the Restructuring Agreement, and unless approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the debentures of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

•
Principal and interest are guaranteed with the assets of Satmex in second place and precedence stage substantially over all the Satmex assets, supported with a guarantee contract legally valid and linked in the present and in the future, and a combination of securities over the shares owned by Satmex like the shares of Enlaces and the New Service Companies securities that are subject to the bankruptcy protection condition of the FPSSN.

The contracts related to the new debt obligations issued by Satmex establish positive and negative covenants, common for this type of transaction. As part of those covenants Satmex is committed to provide periodic information to the bondholders, through the fiduciary agents HSBC Bank, N. A. and Wells Fargo Bank, N. A. (First Priority Indenture Trustee and Second Priority Indenture Trustee, respectively).

As of the date of issuance of these consolidated financial statements, the Company has complied with all aspects of contractual agreements and is timely complying with interest payments.

9.	Shareholder’s Equity

Successor Registrant
a.
The shareholding structure of Satmex consists of ordinary, nominative class I and a class II shares at no-par value, which are fully subscribed and paid in. The shares are divided into three series; the shares Series A, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws, while the shares Series B and N may be freely subscribed or acquired by anybody, including foreign investors.

As of March 31, 2008 and December 31, 2007, the common stock at par value is as follows:

Shares
Common Stock			Variable Stock
Class I			Class II		Rights%
Series A	Series B	Series N	Series B	Series N	Voting	Economic
7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

The LFT provides that foreign investors are not permitted by law to hold more than 49% of the Satmex’s common stock, however, in accordance with the Foreign Investments Law, the “neutral investment” shares (Series N) that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.

Series A and B shares are ordinary. The Series N shares have limited voting rights and have no right to a preferred dividend since they are neutral investment shares. All shares are in trusts whose constructive possession is held as follows: for the Mexican federal government, 20% of the economic rights and 55% of the voting rights, and for Deutsche Bank Mexico, S. A., 80% of the economic rights and 45% of the voting rights.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Based on the above events, Satmex obtained authorization form the National Foreign Investment Commission to issue Series N neutral investment shares, and from the Federal Anti-Trust Board (“Comisión Federal de Competencia” or “CFC”) for the shareholding concentration derived from the capital increase. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.

b.
Through the unanimous resolutions approved during the meeting of November 30, 2006, shareholders agreed to reduce the common stock of Satmex by absorbing accumulative losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed stock as required by Mexican General Corporate Law.

c.
Similarly, through the unanimous resolutions approved during the meeting of November 30, 2006, shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the HYBs exceeding the principal of the SPSSN ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value.

As of March 31, 2008 and December 31, 2007, the common stock of the Company amounted to $46.7 million.

d.
As of the Effective Date, Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, is the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

e.
Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, is currently the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

f.
On October 4, 2007, the Board of Directors approved a specific plan for debt restructuring and capitalization with the purpose of refinancing the terms of the debt outstanding by replacing it with a new issuance of debt securities with less restrictive terms, assuring the necessary funds for the construction of the satellite Satmex 7.

g.	On February 15, 2008, the Company’s Board of Directors authorized the following through its authorized representatives:

To continue the negotiations with one of the most important satellite builders, issuing an authorization to proceed (“ATP”), a document specifying the final contract terms and conditions for the acquisition of the satellite Satmex 7, including the agreements for its launch, provided the following limitation is fulfilled:

The maximum investment allowed in the indentures of the FPSSN and SPSSN will be $3,000 for 2007 and 2008, to carry out the design, marketing, engineering support, and other activities related to the development of the new satellite.

During 2007, the Company invested $400 for the above mentioned items. Therefore, the maximum amount authorized by the Board of Directors that Company’s management can use as of the execution of the ATP will be $2,600; which may not be refundable or recoverable if for any reason, including its inability to obtain the necessary authorizations or adequate financing, the Company decides to cancel the construction of the Satmex 7.

Effective March 1, 2008, the Company was authorized to operate Solidaridad 2 in an inclined orbit due to the impending transfer to the Mexican federal government. The final terms of this transaction are in the final phase of the negotiation.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
h.
Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

i.	As of March 31, 2008 and December 31, 2007, the balance of the tax contributed capital account is $1,935,727, which is higher than shareholders’ equity according to the consolidated balance sheets.
Predecessor Registrant
The common stock of the Predecessor Registrant was extinguished and deemed canceled, according to the POR.
As of December 31, 2005, common stock at par value was as follows:

Series A	2,601,000
Series B	2,499,000
Series N	4,900,000
Series C	606,730

10,606,730

10.	Income and Asset Taxes
a.
Satmex and its subsidiaries are subject to ISR and through 2007, to tax on assets (“IMPAC”). The tax result of Satmex was a loss while that of Enlaces was a profit. ISR rate is 28% for 2008 and 2007, and in 2006 ISR rate was 29%.

b.
In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

c.
On October 1, 2007, the Business Flat Tax Law (“LIETU”) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. IETU applies to sales of goods, provisions of independent services and the grant of the temporary use or enjoyment of goods, in the terms defined in such law, less certain authorized deductions.

IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The tax advances paid during the first quarter of 2008 amounted to $1,257. LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.

d.	The Asset Tax Law was repealed upon enactment of LIETU; however, IMPAC incurred in the last ten years may be recovered under certain circumstances, in accordance with the applicable tax regulations.

e.
Based on its financial forecasts, Company’s management has identified Satmex and Enlaces as entities that will essentially pay only ISR; accordingly, those companies only provide for deferred ISR. Also, based on its financial forecasts, Company’s management has identified the New Service Companies as entities that will essentially be IETU payers; accordingly, those companies only provide for deferred IETU and eliminated the previously recognized deferred ISR.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
11.	Contingencies and Commitments

Satellite and insurance matters
a.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s life ends in 2008. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b.
In May 27, 2008, Satmex renewed the in-orbit insurance policy for the Satmex 6, which expires in May 27, 2009, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

c.
In December 2007, Satmex renewed the in-orbit insurance policy for the Satmex 5 satellite, which expires in December 2008, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. It also has another exclusion related to the anomaly from the channel 1C.

The insurance policy terms and conditions are according to actual industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position.

Since June 2005, the primary XIPS has been used as the operating propulsion system because the secondary XIPS ceased providing the required inclination control. Use of the primary XIPS will produce adverse effects such as contamination on the solar arrays and it will require bipropellant gas supplementary consumptions. Tests suggested by the manufacturer have been performed on the secondary XIPS; however, the results indicate that the secondary XIPS is no longer available. Nevertheless the final diagnostic is still pending.

If Satmex 5 experiences a total failure of its XIPS, the remaining useful life with bipropellant gas would be 3.11 years from April 1, 2008.
Legal matters
d.
Satmex received a definitive adverse judgment claim by a supplier for the payment of certain expenses. Such judgment requires the payment of unquantified expenses incurred by the defendant; however, Satmex management considers it will not have a significant effect on its financial position or results of operations.

e.
In accordance with the principal amendments to the IMPAC law on January 1, 2007, the IMPAC tax rate was reduced from 1.8% to 1.25% and a new methodology for its calculation, which is applicable to the total asset value without allowing the reduction of financial debt, was established. Satmex and Enlaces filed an appeal for legal protection to challenge the amendment of IMPAC law. As of the date of the accompanying consolidated financial statements, the Company has not received any response from tax authorities.

f.
Currently there is a lawsuit pending against us that was brought by Nexus International Broadcasting, Inc. (“Nexus”). Nexus is asserting a breach of the Exclusive Distribution Agreement dated March 30, 2005, that Satmex has with Nexus regarding the use of Nexus’ NDTV channel as part of Alterna’TV programming services in the U.S., and a violation of the federal trademark laws. Nexus is claiming damages of not less than $25,000, plus costs and disbursements for its breach of contract claim, and has demanded an unspecified amount of damages, injunctive relief, costs, profits, disbursements and attorney fees for its statutory trademark claim. Satmex is currently investigating Nexus’s claim and formulating a litigation strategy, and will vigorously contest Nexus’s claims and protect its rights in connection with this matter.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Commitments
g.
Satmex entered into a new contract with SSL and granted to SSL an usufructo legal figure that grants to SSL the right to use and benefits from certain transponders until the end of life of the satellites Satmex 5 and Satmex 6. SSL was not required to post a bond related to the usufructo figure.

SSL has the right to receive a percentage (different for each satellite) of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufructo figure, whichever is higher, determined by a panel of three experts in satellite valuation, and will not continue if Satmex or the new shareholders decide to not continue with the usufructo figure.

h.
The satellite concessions granted by the Mexican federal government, establish that Satmex should assign satellite capacity for them in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.

i.
Satmex pays rights of usage for the facilities where control centers are located. Accordingly, with the concession titles it should pay rights during the concession period for an equivalent of 7.5% of the facilities value determined by experts assigned by the Mexican federal government and updated periodically. At March 31, 2008, the fees paid for the use of these control centers was $127.

Other Matters
j.
Additional taxes payable could arise in transactions with related parties if the tax authority, during a review, believes that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

k.
Satmex leases the building where are located its administrative offices. According with the leasing contract it establishes a mandatory period of three years starting in June 2005 and concluded in May 2008. Rental expense was $62 for March 31, 2008.

l.	Future minimum revenues due from customers under non-cancelable operating lease contracts for transponder capacity on satellites in-orbit as of March 31, 2008, are as follows:

Expiration Date	Amount

2008	$53,317
2009	39,550
2010	22,233
2011	12,325
Thereafter	10,800

$138,225

m.
The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican federal government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof. While we are the only user of the building that houses the Primary Control Center, Satmex is required to share the water facilities of this site with the users of the rest of the buildings in the complex.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
Results of Operations for the period ended March 31, 2008 compared to March 31, 2007.
Revenue
Revenue for the first quarter of 2008 was $26.8 million as compared to $22.6 million for the first quarter of 2007.
Revenue for the first quarter of 2008 increased $4.2 million represented by $3.0 million of a net increase in fixed satellite services (FSS) integrated by new contracts of $1.2 million, increase in non-renewal contracts in an aggregate amount of $2.4 million, which were partially offset by contract cancellation of $0.6 million; a net increase in Alterna’TV revenue of $0.1 million (Alterna’TV revenues were $1.8 million in 2008, compared to $1.7 million in 2007) and $1.1 million for broadband satellite services provided by Enlaces Integra, S de R.L. de C.V. (Enlaces) a 75% owned subsidiary acquired on November 30, 2006.
Operating Expenses
Operating expenses increased to $25.7 million in 2008 (95.8% in comparison to revenues), from $24.6 million in 2007 (108.6% in comparison to revenues), for the reasons described below:
Satellite Operations
Satellite operating cost is integrated by FSS, Alterna’TV and broadband satellite services, which consists primarily of annual renewals of the satellite insurance, the related personnel costs and orbital incentive provision, amounting to $6.4 million in 2008 (23.8% in comparison to revenues), as compared to $6.4 million in 2007 (28.5% in comparison to revenues). Net variance is an increase of $0.2 in Alterna’TV cost and a decrease of $0.2 million in satellite insurance.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensations, legal fees and allowance for doubtful accounts, they were $4.4 million in 2008 (16.5% in comparison to revenues), as compared to $5.4 million in 2007 (23.9% in comparison to revenues). The effect is primarily due to a decrease of $0.8 million in salaries and employee compensations basically represented by payments to former executives as a part of their insurance packages since their departure in January 2007 and a decrease of $0.1 million of company’s selling process, partially offset by a decrease of $0.1 million in other expenses.
Depreciation and Amortization
Depreciation expense was $8.1 million in 2008 and $8.7 million in 2007. The depreciation effect was a decrease of $0.6 million as a consequence of the adjustment of the value of the satellites for the recognition of the “fresh-start accounting” in November 30, 2006. Amortization expenses relating to our concessions and intangible assets were $6.8 million in 2008 and $4.0 million in 2007. The net increase of $2.8 million is due to the effect in the amortization derived from the contract backlog and public telecommunication network, asset accounted from the recognition of the “fresh-start accounting” in November 30, 2006.
The net increase in depreciation and amortization in 2008 is because of the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the “fresh-start accounting”.
Operating Loss
Our operating income for the first quarter of 2008 was $1.1 million and operating loss of $1.9 million in 2007.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
Interest Expense
Total interest cost for the first quarter of 2008 was $12.8 million, compared to $12.7 million in 2007. Our interest cost has no variable cost associate with the interest rates.
Net Foreign Exchange Gain/Loss
We recorded a foreign exchange gain in 2008 of $0.1 million as compared a $0.2 million foreign exchange loss in 2007. Foreign exchange loss and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Deferred Income Tax
For the deferred income tax as of March 31, 2007, Satmex applied the different income tax rated applicable according to the estimated date of reversal. For the first quarter 2008, we recorded a deferred income tax expense of $0.2 million on a loss before income taxes of $11.2 million, yielding a negative effective rate of 1.8%, and for 2007 we recorded a deferred income tax benefit of $0.3 million on a loss before income taxes of $14.4 million yielding a positive effective rate of 2.0%. The change from 2008 to 2007 is primarily due to the rate effect of the currency remeasurement of temporary items, which were changed as a consequence of the recognition of the new lower value of noncurrect assets, because of the application of the criteria of the “fresh-start accounting” and the tax effect of inflation, partially compensated by the valuation allowance effect.
Other Matters
Net Loss Applicable to Common Shareholders
Due to the factors discussed above, the net loss applicable to common shareholders for the first quarter of 2008 was $11.6 million.
Liquidity and Capital Resources
At March 31, 2008, we had total debt of $396.4 million. This amount represents the new First Priority Senior Secured Notes and Second Priority Senior Secured Notes issued in accordance with our Plan of Reorganization.
Sources and Uses of Cash
Net cash provided by operating activities for the three months period ended March 31. 2008 of $6.5 million consisted primarily of an increase of $3.2 million arising from the capitalization of interest of the Second Priority Senior Secured Notes, increase of $3.0 million of losses before non-cash items and other items amounting to $0.3 million.
Net cash used by investing activities for the three months period ended March 31, 2008 was $0.2 million. Substantially all capital expenditures are denominated in U.S. dollars.
Our total cash balance as of March 31. 2008, was $43.5 million compared to $37.2 million on December 31.2007.
We consider that our current sources of liquidity are sufficient to meet our operating requirements for 2008.
*********************

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)
Date: May 15, 2008
	By:	/S/ Alfonso Maza
(Signature)
Name: Alfonso Maza
		Title:	Chief Financial Officer